July 30, 2025

US Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Re: Vocodia Holdings Corp

Offering Statement on Form 1-A

Filed February 12, 2025

File No. 024-12569

Ladies and Gentlemen:

This letter is being submitted on behalf of Vocodia Holdings Corp. (the “Company”) in response to the comment letter, dated July 28, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Offering Statement on Form1-A/A filed on July 17, 2025 (the “Offering Statement”).

Amendment No. 1 to Offering Statement on Form 1-A

Security Ownership of Certain Beneficial Owners and Management, page 65

1. Please include the shares held by Thornhill Holdings Ltd. referenced in footnote (3) to the beneficial ownership table or advise. Additionally, please add the addresses of beneficial owners. Refer to Item 12 of Part II of Form 1-A.

Response: Footnote (3) referencing the shares of Thornhill Holdings Ltd. has been deleted as neither Thornhill nor its beneficial owners are officers, directors, or 5% or greater shareholders of the Company. The addresses for the beneficial owners have been added as footnote (1).

General

2. We note your response to prior comment 5 and the revised disclosure that the offering will “continue for one year thereafter or until all shares have been sold, whichever occurs first” with an option to extend for an additional 90 days. We also note your disclosure that the offering “may be used for up to three years and 180 days.” Please revise to clearly state whether the maximum duration of the offering is for one year and 90 days or three years and 180 days.

Response: The statement that the offering “may be used for up to three years and 180 days” has been removed

Vocodia Holdings

July 30, 2025

Should you have any questions regarding the foregoing, please do not hesitate to contact Jonathan Leinwand at (954) 903-7856.

Very Truly Yours,

JONATHAN D. LEINWAND, P.A.

By:	/s/ Jonathan Leinwand
Jonathan Leinwand, Esq.

Jonathan D. Leinwand, P.A.

18305 Biscayne Blvd. ● Suite 200 ● Aventura, FL 33160 ● Tel: (954) 903-7856 ● Fax: (954) 252-4265

www.jdlpa.com